SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 4

National Interstate Corporation
 (Name of Issuer)

Common Stock, Par Value $0.01 Per Common Share
(Title of Class of Securities)

63654U 100
 (CUSIP Number)

Karl J. Grafe, Esq.
301 East Fourth Street
Cincinnati, Ohio 45202
       (513)  579-2540
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

July 1, 2014
 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X]

CUSIP No. 63654U 100
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) American Financial Group, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,200,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,200,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.6%
14	TYPE OF REPORTING PERSON* HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note
This Amendment No. 4 to Schedule 13D (this "Amendment") amends certain Items of the Schedule 13D (the "Original 13D") filed by American Financial Group, Inc. an Ohio corporation ("AFG" or the "Reporting Person"), with the Securities and Exchange Commission (the "SEC") on February 5, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 19, 2014 with the SEC, Amendment No. 2 to Schedule 13D filed on March 3, 2014 with the SEC and Amendment No. 3 to Schedule 13D filed on March 17, 2014 with the SEC, with respect to the common stock, par value $0.01 per share (the "Common Shares"), of National Interstate Corporation, an Ohio corporation (the "Issuer") by furnishing the information set forth below.  The Common Shares owned by the Reporting Person are held of record by Great American Insurance Company ("Great American"), a wholly-owned subsidiary of the Reporting Person.  Except as set forth below, all previous Items are unchanged.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The information contained in Item 6 of the Schedule 13D is amended and restated as follows:
Upon the completion of the Issuer's initial public offering, Great American entered into an agreement with the Issuer and Mr. Alan R. Spachman, pursuant to which Great American and Mr. Spachman each received registration rights in exchange for the Issuer's right of first refusal to buy back their Common Shares in connection with certain proposed sales of their Common Shares. the Issuer's right of first refusal will be triggered by any gift, bequest, sale, exchange, transfer, assignment or other disposition of all or any portion of the Common Shares owned, whether beneficially or of record, by either Great American or Mr. Spachman, other than the transfer of Common Shares (i) in a charitable gift or a bequest, without consideration, so long as the number of Common Shares transferred to one person or group of related persons as a result of such gift or bequest or series of related gifts or bequests is less than 10.0% of the Issuer's total issued and outstanding Common Shares immediately prior to such gift, (ii) pursuant to an underwriting agreement, a purchase agreement or similar arrangement to which Great American, the Issuer and/or Mr. Spachman are party relating to an underwritten public offering of the Issuer's Common Shares, (iii) in a public or privately negotiated sale, so long as, to the knowledge of the selling shareholder, each purchaser in such negotiated sale or series of negotiated sales, either alone or as a member of a group of related or affiliated purchasers, will not be the beneficial owner of 10.0% or more of the Issuer's total issued and outstanding Common Shares immediately following such sale, (iv) pursuant to a tender offer or exchange offer which seeks to acquire at least two-thirds of the Issuer's outstanding Common Shares or (v) to any trust or other entity, for financial planning or estate planning purposes, without consideration, the primary beneficiary of which is Mr. Spachman or his lineal descendants.
On July 1, 2014, the Reporting Person, the Issuer, Great American and Mr. Spachman entered into an agreement by which the Issuer agreed to nominate Mr. Spachman, Patrick J. Denzer, Keith A. Jensen, and Ronald J. Brichler to its Board of Directors for election as Class II directors at the Issuer's 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting").  Class II directors elected at the 2014 Annual Meeting will serve a term expiring at the Issuer's 2016 Annual Meeting of Shareholders.  Mr. Jensen and Mr. Spachman currently serve as directors of the Issuer.  Mr. Denzer currently serves as Founder and President of LI Ventures, LLC, an independent firm providing investment and advisory services.  Mr. Brichler currently serves as Executive Vice President of Great American.  Further information about each of the Issuer's director nominees will be found in the Issuer's definitive proxy statement, which will be filed with the Securities and Exchange Commission prior to the 2014 Annual Meeting.

Under the terms of the agreement, the parties agreed to vote all of their Issuer shares in support of each of the director nominees at the 2014 Annual Meeting.  In addition, subject to Mr. Spachman's continuing compliance with the terms of the agreement, the Issuer agreed to recommend in its proxy materials that shareholders vote for each of the director nominees and to use commercially reasonable efforts to cause Mr. Spachman's election to the Board of Directors by supporting his nomination in a manner no less vigorous and favorable than the manner in which it supports the other director nominees.
Furthermore, Mr. Spachman agreed, subject to the other parties' continuing compliance with the terms of the agreement, not to invoke or encourage or support any other person or entity in invoking cumulative voting in connection with the 2014 Annual Shareholder Meeting and not to encourage any other person or entity to vote against the director nominees or any individual director nominee.  In the event that cumulative voting is invoked by another shareholder of the Issuer, all of the parties agreed to use their reasonable best efforts to cause the election of the director nominees.
The foregoing summary of the agreement is qualified in its entirety by the full terms and conditions of the agreement, which is incorporated by reference in Item 7 of this Amendment.
Other than the agreements described in this Schedule 13D, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person or any person listed in Annex A to the Original 13D, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7.                          Material to be Filed as Exhibits.
99.1	Agreement among Mr. Spachman, the Issuer, the Reporting Person and Great American dated as of July 1, 2014 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 7, 2014).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:             July 8, 2014

AMERICAN FINANCIAL GROUP, INC. By: /s/ Karl J. Grafe Karl J. Grafe Vice President